SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of the Shareholders' Meeting

Order of the Day of the General Shareholders’ Meeting of April 29, 2016:

1. Examine, discuss, and vote on the Company’s Complete Financial Statements, for the corporate fiscal year ending on December 31, 2015;

2. Resolve on the management's proposal for allocation of income for the fiscal year ended on December 31, 2015, using the capital reserve amount for absorption of the equivalent amount equivalent to the accumulated losses account in the year, that exceeded the profit reserves, as item I of Article 200 of Federal Law 6,404/1976, as amended ( "Law of Corporations");

3. Elect the members of the Board of Directors and appoint, among the members elected, its Chairman;

4. Elect the members of the Fiscal Council and respective alternates; and

5. Determine the compensation of the members of the Board of Directors and the Fiscal Council.

The Company hereby informs its shareholders and the market in general that the shareholders of Eletrobras, meeting on this date, at the 56th Annual General Meeting, according to the agenda, decided:

1 - Approval by majority of the Company's Complete Financial Statements for the year ended December 31, 2015, together with the Management Report, Decision of the Board of Directors and Fiscal Council.

2 - Approval by majority of the proposed allocation of income, using the capital reserve for absortion of the equivalent amount of the accumulated losses account in the year that exceeded the profit reserves, as item I of article 200 of Federal law 6,404/1976, as amended ( "Law of Corporations");

3– Election of the following members of the Board of Directors:

Election by Multiple Vote System
Wagner Bittencourt de Oliveira - President
José da Costa Carvalho Neto Luiz Eduardo Barata Ferreira Walter Malieni Junior
Samuel Assayag Hanan Maurício Muniz Barreto de Carvalho Marcelo Gasparino da Silva
Representatives of the Minoritary Shareholders by Separated Election System

José Pais Rangel – Article 17, Item III of Eletrobras Bylaws

There were no elected representatives by the holders of preferred shares, pursuant to Article 17, IV Bylaws.

Summary of the Shareholders' Meeting

Representatives of the Company’s Employees

Under Item V, Article 17 of the Company's Bylaws, the indication of one of the members of the Board of Directors is a prerogative of the Company's employees, chosen by direct vote of their peers from the active employees and in an election organized by the Company together with the unions that represent them. Whereas the election is suspended by decision of the court of of the 3rd Civil Chamber of the Court of Justice of Rio de Janeiro, the mandate of the Mr. JAILSON JOSÉ MEDEIROS ALVES, Brazilian, married, civil engineer, resident and resident in the Praia do Zumbi, 121, Casa 2 , Ilha do Governador, Rio de Janeiro, Identity Card nº 149,922, issued by CREA/RJ and enrolled with the CPF under nº 047.594.447-00 was extended up to the endowment of the new administrator to be elected by the Company's employees, as Article 150, fourth paragraph of Law 6,404/1976

4- Election of the following members and alternates of the Fiscal Council:

Members	Alternates
Representatives of the Ministry of Mines and Energy
Eduardo Cesar Pasa	David Meister
Agnes Maria de Aragão da Costa	Leila Przytyk
Representatives of the National Treasury
Luis Felipe Vital Nunes Pereira	Fabiana Magalhães Almeida Rodopoulos
Representatives of the Minority Shareholders
Ronaldo Dias Aloisio Macario Ferreira de Souza	João Gustavo Specialski da Silveira Patricia Valente Stierli

5 – Approval of the total compensation for the Management of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the amount of up to R$ 8,835,911.45, for the period between April 2016 and March 2017 and determine the monthly fee of the members of the board of directors and holders of the Fiscal Council in a tenth of the remuneration monthly average of executive board, excluded the amounts related to additional vacation and benefits;

5.1 - Authorize the Board of Directors to set the individual compensation for the members of the Executive Board, limited to the aforementioned total compensation amount recommending the observance of the individual limits defined by the DEST;

5.2 - To prohibit members of the Management to transfer any benefits that eventually come to be granted to employees of the company, during the formalization of the Collective Labor Agreement - ACT in its respective base date;

5.3 – To prohibit the payment of any remuneration item not deliberated in this meeting for administrators, including benefits of any nature and representation allowances, according to the law nº 6,404/76, art.152.

Brasília, April 29, 2016

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.